ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 5, 2017	Jessica L. Reece T +1 617 235 4636 jessica.reece@ropesgray.com

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Angela Mokodean

Re:	Highland Floating Rate Opportunities Fund

Proxy Statement on Schedule 14A

(File No. 811-23268)

Dear Ms. Mokodean:

On behalf of Highland Floating Rate Opportunities Fund (the “Fund”), a Massachusetts business trust, please find below the Fund’s responses to the comments provided orally via conference call on September 29, 2017 (each a “Comment” and, collectively, the “Comments”) relating to the Fund’s proxy statement on Schedule 14A (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 22, 2017 (accession no. 0001193125-17-292562).

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Fund’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

The Fund hopes to finalize the Proxy Statement by midday on October 6th so as to be able to begin the printing process soon as possible. We appreciate your comments; please let us know if you have further questions.

1.	Staff Comment: In future filings, please indicate by checkmark on the facing sheet whether the Schedule 14A is “filed by the Registrant” or “filed by a party other than the Registrant.”

Response: The Fund will mark the appropriate checkbox in future filings.

2.	Staff Comment: Please revise the first bullet in the shareholder letter for clarity.

Response: In response to the Staff’s comment, the Fund has revised the first bullet of the shareholder letter as follows:

~~Determined pursuit of the Fund’s interests by~~ On behalf of the Fund, Highland Capital Management, L.P. and its affiliates (collectively, “Highland” or “we”) ~~has~~ vigorously pursued and obtained a $279 million judgment against Credit Suisse Group AG.

3.	Staff Comment: In the second bullet of the shareholder letter, please clarify what is meant by the judgment and hearing having “attracted interest.” If this is intended to refer to potential purchases of shares by short-term speculators and litigation funders, please explain to what extent and for how long the Fund expects such persons to be interested in the Fund.

Response: In response to the Staff’s comment, the Fund has revised the second bullet of the shareholder letter as follows:

We believe this judgment is unprecedented in the history of registered investment fund management. The magnitude of the judgment relative to the Fund’s net asset value (“NAV”) and the upcoming appellate hearing have attracted interest from what we believe to be short-term speculators and litigation funders. The Fund expects such interest to continue until the Fund is able to reflect the value of such judgment as an asset on its books in accordance with generally accepted accounting principles in the United States.

4.	Staff Comment: If the Fund will only conduct repurchases when its shares are trading at a discount, please disclose that information where repurchases are discussed in the Proxy Statement, in particular in the fifth bullet of the shareholder letter and on page 6. Additionally, please revise the phrase “the fund intends to repurchase” to state that the Fund “will” repurchase its shares, or clarify the circumstances under which the Fund would determine not to repurchase any of its shares.

Response: In response to the Staff’s comment, the Fund has revised the repurchase-related disclosure throughout the Proxy Statement to clarify that repurchases will only occur when Fund shares are trading at a discount. Additionally, the Fund has revised the fifth bullet of the shareholder letter as follows:

While there is no guarantee that the Fund will trade at a premium, we believe the potential benefit of this settlement could cause the Fund to trade at a premium to NAV. To further support the Fund after conversion, the Fund ~~intends to~~will, subject to certain regulatory conditions and the availability of liquid assets after allowing for anticipated Fund expenses and contingencies, repurchase up to $20 million of shares, provided such shares are trading at a discount to NAV, and Highland will purchase at least $20 million in the secondary market, as discussed in the Proxy Statement, and generally expects that its purchases will occur when such shares are trading at a discount.

5.	Staff Comment: In the final full paragraph of the shareholder letter, please provide the specific date and time of the shareholder meeting.

Response: The requested change has been made.

6.	Staff Comment: In future preliminary proxy materials filed on Schedule 14A, please clearly mark all preliminary proxy materials as “preliminary” pursuant to Rule 14a-6(e).

Response: The Fund acknowledges the Staff’s comment and will mark such materials as required by Rule 14a-6(e).

7.	Staff Comment: In the response to the question “Why are you sending me this information?” on page i, please add a statement that the Investment Company Act of 1940, as amended (the “1940 Act”) also requires shareholder approval for conversion from an open-end fund to a closed-end fund.

Response: In response to the Staff’s comment, the Fund has revised the noted disclosure as follows:

You are being asked to vote to approve authorizing the board of trustees of the Fund (the “Board”) to convert the Fund from an open-end structure to a closed-end structure, which requires the approval of shareholders under the Investment Company Act of 1940, as amended (the “1940 Act”). Converting the Fund’s structure involves an amendment to Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”), which, under the terms of the Declaration of Trust, also requires the approval of shareholders.

8.	Staff Comment: In response to the question “What is the proposal?” on page i, please include additional details about the timing of the proposed conversion, the listing of the Fund on a national securities exchange, and receipt of proceeds from the judgment.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

Shareholders are being asked to authorize the Board to amend the Declaration of Trust to convert the Fund’s structure from an open-end fund to a closed-end fund. If shareholders approve the Proposal and the Fund converts to a closed-end fund structure, shareholders of the Fund would no longer have the right to cause the Fund to directly redeem their shares; instead, the Fund ~~expects~~will seek to list its shares for trading on the New York Stock Exchange (“NYSE”) or another national securities exchange, subject to the approval of such exchange and satisfaction of such exchange’s listing standards, which would give shareholders the ability to sell their shares of the Fund on the exchange. The Fund will apply for listing on the NYSE or another national securities exchange as soon as practicable, with such listing to be effective upon the approval of the Proposal and the amendment by the Board of the Declaration of Trust. If the Fund is not approved for listing, the Board will not implement the Proposal. Subject to shareholder approval of the Proposal, the Fund will seek to be listed on the NYSE or another national securities exchange before the exhaustion of appeals of the judgment.

9.	Staff Comment: In response to the question “What is the difference between an open-end fund and a closed-end fund?” on page i, please add language explaining that a shareholder of a closed-end fund is not guaranteed the ability to redeem its shares at NAV, that shares of a closed-end fund may trade at a premium or discount to NAV, and that shares of many closed-end funds trade at a discount to NAV. Please also note that closed-end funds may issue preferred shares, disclose whether the Fund plans to do so, and explain the potential consequences to shareholders if the Fund decides to issue preferred shares.

Response: In response to the Staff’s comment, the Fund has revised the first paragraph of the response to the noted question as follows:

Generally, shareholders of an open-end fund can request that the fund redeem their shares at net asset value (“NAV”) on any business day, whereas shareholders of a closed-end fund do not have the ability to redeem shares at NAV. Shares of a closed-end fund may trade at a premium or discount to NAV, and shares of many closed-end funds, particularly smaller closed-end funds, trade at a discount to NAV. ~~Therefore, o~~Open-end funds are subject to liquidity requirements to help ensure that they can meet such shareholder redemptions.

The Fund has also added the following disclosure to the end of the same response:

In addition to differences in redemption rights, closed-end funds also differ from open-end funds in that closed-end funds are permitted to issue preferred shares. While the Fund does not currently intend to issue preferred shares, if the Fund were to do so in the future, holders of such preferred shares would be entitled to preferential payment of dividends and would have different voting rights than common shareholders.

10.	Staff Comment: Please be more specific when describing the Fund’s intention to list on a national securities exchange, acknowledging that such listing is contingent upon meeting listing standards and the approval of the listing exchange.

Response: In response to the Staff’s comment, the Fund has revised disclosure throughout the Proxy Statement regarding the Fund’s intention to list the Fund on a national securities exchange as follows:

The Fund ~~expects~~will seek to list its shares for trading on the New York Stock Exchange (“NYSE”) or another national securities exchange, subject to the approval of such exchange and satisfaction of such exchange’s listing standards.

11.	Staff Comment: In the response to the question “Why is the conversion being proposed?,” the Fund states that “By converting the Fund to a closed-end structure in advance of the appellate decision, the ability of speculators to make dilutive investments in the Fund following a favorable appellate decision would be mitigated because the expected value of the award would presumably be reflected in the price set by the market.” Please clarify how listing the Fund’s shares on an exchange and trading at a price set by the market would address the concern of dilution.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

First, there is a risk that current shareholders could be diluted by third parties who invest in the Fund solely to speculate on the outcome of the judgment. This risk may become particularly acute if the judgment is confirmed on appeal, as we believe significant dilutive speculation would occur thereafter. We believe that the judgment, if confirmed, should benefit long-term shareholders rather than speculators seeking to profit from the Fund’s successful litigation. By converting the Fund to a closed-end structure and listing the Fund on an exchange in advance of the appellate decision, the ability of speculators to make dilutive investments in the Fund following a favorable appellate decision would be mitigated. ~~because the expected value of the award would presumably be reflected in the price set by the market.~~ Speculators would only be able to invest in the Fund by purchasing shares from existing shareholders at a price determined by the market, rather than at NAV. Once the Fund converts to a closed-end fund, shares outstanding will not increase and therefore a shareholder will not be subject to a reduction in overall ownership percentage as a result of secondary market trading. Because the judgment has been publicly disclosed, Highland believes that the market price should reflect the expected value of the judgment, even if accounting principles generally accepted in the United States (“GAAP”) does not permit the Fund to reflect that value in its NAV.

12.	Staff Comment: With reference to the fifth sentence in the second paragraph of the response to the question “Why is the conversion being proposed?,” please clarify how shareholder redemptions would have a negative impact on a closed-end fund, which does not offer redeemable securities.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

In order to limit the negative impact on existing shareholders of redemptions ~~on existing shareholders and~~that occur prior to the conversion and to increase the potential benefits that may result from a larger fund, the Fund intends to reserve the right to accept additional purchases into the Fund prior to the conversion. However, the Fund may halt or limit purchases at any time and for any length of time.

13.	Staff Comment: In the sixth sentence in the second paragraph of the response to the question “Why is the conversion being proposed?,” the Fund states “The Adviser also believes there are significant benefits to both maintaining and increasing the size of the Fund.” Please clarify why a closed-end structure would be more likely to increase the size of the Fund than remaining in an open-end structure.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

While purchases prior to the conversion have the potential to dilute existing shareholders, t~~T~~he Adviser also believes there are ~~significant~~ benefits to ~~both~~ maintaining and even increasing the size of the Fund. ~~A~~If the Fund increases in size prior to the conversion, the larger closed-end Fund ~~has~~would have the potential to reduce overall net expenses for shareholders. Larger funds also typically trade more frequently on the secondary market, potentially allowing investors access to and exit opportunities at more favorable prices, and reduce the likelihood of trading at a discount to ~~net asset value (“~~NAV~~”)~~ because ~~smaller closed-end funds commonly trade at larger discounts to NAV~~ shares of many closed-end funds, particularly smaller closed-end funds, trade at a discount to NAV.

14.	Staff Comment: With reference to the first sentence in the third paragraph of the response to the question “Why is the conversion being proposed?,” please explain whether the Fund believes there is likely to be a delay between the date that the judgment is included as an asset of the Fund and the date that the Fund actually receives cash or liquid securities in satisfaction of the judgment. If so, please explain why the Fund believes such a delay will occur and the estimated time of such delay.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

Second, recognition by the Fund of a substantial award could cause a “liquidity mismatch” for the period of time, if any, between the date that the judgment is included as an asset under ~~accounting principles generally accepted in the United States (“~~GAAP~~”)~~ and the date that the Fund actually receives cash or liquid securities from Credit Suisse. Under GAAP, the Fund would include the judgment as an asset of the Fund once the asset is no longer contingent, which we expect to occur upon the exhaustion of the appeals process. Even if the judgment is upheld and the appeals process is exhausted, Highland believes there is likely to be some delay in receipt by the Fund of cash or other assets from Credit Suisse in satisfaction of the judgment. Such delay may be caused by, for example, the process of involuntary collection of liquid assets from Credit Suisse, including, but not limited to, collection from outside the United States. Therefore, Highland cannot provide any assurances as to the length of such delay.

15.	Staff Comment: With reference to the final sentence in the third paragraph of the response to the question “Why is the conversion being proposed?,” please explain whether the Fund currently has any borrowing arrangements or the ability to enter into any borrowing arrangements, and explain whether the Board considered borrowing in order to meet a high volume of redemptions.

Response: The Fund does not currently have borrowing arrangements in place to meet a high volume of shareholder redemption requests, although the Fund’s fundamental investment restriction on borrowing would permit the Fund to borrow up to 33 1/3% of the Fund’s total assets (after giving effect to any such borrowing). The Fund believes that incurring borrowings to meet significant redemptions, even assuming such borrowings could be obtained in sufficient amounts on attractive terms, at a time when the judgment represented a very substantial illiquid asset of the Fund, could potentially subject remaining shareholders to the risk of leverage.

16.	Staff Comment: The final sentence in the fourth paragraph of the response to the question “Why is the conversion being proposed?,” notes that, following the conversion, the Fund’s portfolio “may include investments in long-term illiquid positions.” (a) Please add disclosure explaining that there are risks associated with shifting the Fund’s portfolio to one that includes a greater proportion of less-liquid investments. Please disclose specific risks associated with such a shift, including valuation risk and the risk that the Fund may not be able to sell less-liquid securities at a time or at the value that is most favorable to the Fund. (b) Please also disclose prominently any changes to the Fund’s strategy that would be made upon conversion, including if the Fund intends to materially increase its investments in illiquid securities.

Response: (a) In response to the Staff’s comment, the Fund has revised the relevant disclosure related to illiquid investments in the Introduction to the Proposal on page 3 as follows:

~~There will be n~~No material changes to the Fund’s investment objective or fundamental investment policies ~~as a result of~~are planned in connection with the proposed conversion. Upon conversion, t~~T~~he Fund will, as a closed-end fund, have ~~substantially~~ the same principal investment strategies and non-fundamental investment restrictions that it had before the conversion, except that its investments in illiquid securities will not be limited to 15% of its net assets at the time of investment. To the extent that the Fund invests more of its assets in illiquid securities, it will be subject to the risks associated with investments in such securities to a greater extent. As noted in the Fund’s prospectus, illiquid investments may be difficult to resell at approximately the price they are valued. When investments cannot be sold readily at the desired time or price, the Fund may have to accept a much lower price, may not be able to sell the investment at all or may be forced to forego other investment opportunities, all of which may adversely impact the Fund’s returns. Illiquid investments also may be subject to valuation risk.

(b) The Fund confirms that it does not presently intend to increase materially above 15% its investments in illiquid securities upon conversion to a closed-end fund structure, with the exception of the value of the award, to the extent it is reflected as an asset on its books in accordance with GAAP prior to the date the Fund actually receives cash or illiquid securities from Credit Suisse.

17.	Staff Comment: In the response to the question “Did the Board consider options other than converting the Fund to a closed-end structure?,” you state that the Board reviewed “numerous options” before determining that the conversion was the best way to protect the interests of the Fund and its shareholders. Please explain what other options were considered and whether the Board would reconsider those options in the event that shareholders do not approve the Proposal or the Fund is denied listing on an exchange. If the Board considered closing the Fund to new investments, please explain why the Board determined to seek shareholder approval to convert the Fund to a closed-end fund instead. Please also disclose any other Board considerations associated with the proposal.

Response: We respectfully note that Schedule 14A does not by its terms appear to require disclosure of a list of alternatives to the Proposal considered by the Board. The only applicable item of which we are aware that bears on board considerations appears to be Item 19 to Schedule 14A, which requires that a registrant amending its charter must “state briefly the reasons for and general effect of such amendment.” We believe we have complied with this item. As we discussed with members of the Staff on October 2, 2017, however, we note that in addition to the Proposal, the Board considered, among other things, closing the Fund to new sales; seeking exemptive relief from the SEC to suspend redemptions; and dropping the litigation receivable into a special purpose vehicle or liquidating trust, a pro rata portion of which might be distributed to any redeeming investors.

18.	Staff Comment: In response to the question “Can I still redeem my shares of the fund?” on page v, please include additional disclosure that if shareholders redeem their shares prior to the conversion, they won’t receive the benefit that would accrue to shareholders holding shares at the time the Fund is able to reflect the value of the award as an asset on its books. Please also consider disclosing an estimate of the per share value of the award.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

Yes. If you do not want to remain a shareholder of the Fund upon conversion to a closed-end structure, you may redeem your shares at any time before the conversion closes. If you choose to redeem your shares prior to the conversion, however, you will not receive the benefit, if any, that will accrue to shareholders holding shares at the time the Fund is able to reflect the value of the award as an asset on its books.

Because the appeals process with respect to the judgement is not yet exhausted and the amount and timing of any such award is uncertain, the Fund does not believe that it would be appropriate to disclose a per share value of the award at this time.

19.	Staff Comment: Please explain the total amount of the judgment that would be allocated to the Fund if the judgment is upheld on appeal. Please confirm that the disclosure stating that the judgment would constitute approximately 32% of the Fund’s net assets is based on the amount of the judgment that would be allocated to the Fund, and not on the total amount of the judgment.

Response: In response to the Staff’s comment, the Fund has revised the second paragraph of the response to the question “What can you tell me about the judgment against Credit Suisse?” as follows:

The case, Claymore Holdings LLC v. Credit Suisse AG, 13-07858, was heard in the Dallas County District Court before a jury in December 2014, and then before a judge in March 2015. In September 2015, a Texas district court judge ordered Credit Suisse to pay $287.5 million to the Fund and an affiliated fund. Post-judgment interest continues to accrue at 9% per annum on a principal of $212 million and the Fund seeks an additional $77.5 million in pre-judgment interest. Highland expects that approximately $279 million of the judgment would be allocated to the Fund, which will be reduced by attorneys’ fees and other litigation-related expenses.

The Fund confirms that $279 million represents approximately 32% of the Fund’s net assets as of August 31, 2017.

20.	Staff Comment: Please disclose whether the Fund plans to appeal the judgment if the Texas Fifth Court of Appeals overturns the district court ruling, and if so, please disclose how such an appeal would affect the timing of any judgment received by the Fund. Please also disclose the potential impact on shareholders if the conversion is approved and Credit Suisse is then successful in reducing the judgment or overturning the judgment on appeal, to the extent such impacts would be different for shareholders of a closed-end fund than for shareholders of an open-end fund.

Response: In response to the Staff’s comment, the Fund has revised the fifth and sixth paragraphs of the response to the question “What can you tell me about the judgment against Credit Suisse?” as follows:

In the event the Court of Appeals affirms the Dallas County District Court ruling, we expect Credit Suisse to appeal to the Supreme Court of Texas. Barring further action, if the Texas Supreme Court refuses to hear the case, the judgment will be deemed final. Although litigation is inherently uncertain and no particular outcome is guaranteed, the Fund is confident in its legal position and believes it should prevail on appeal. ~~However, there can be no assurance that~~It is, however, possible that the Court of Appeals may rule in favor of Credit Suisse or may reduce the amount of the judgment due to the Fund. No assurance can be given as to whether the judgment will be confirmed upon appeal ~~or as to~~, whether the decision by the Court of Appeals will generate further appeals by the Fund or Credit Suisse, the amount, if any, that the Fund will ultimately receive in connection with the judgment, or the timing of receipt of any proceeds thereof.

In accordance with GAAP, the Fund has not recorded the award as an asset because the award remains subject to appeal; however, the Fund expects to record the value of the award upon successful, final ~~disposition of the litigation~~confirmation of the judgment. If the conversion is approved and Credit Suisse is successful in reducing or overturning the judgment, the market price of the Fund’s shares may fall, even if the value of the judgment had not been reflected in the Fund’s NAV.

21.	Staff Comment: Please confirm that the response to the question “Which shareholders will benefit from the award?” responds to the specific question posed.

Response: In response to the Staff’s comment, the Fund has added the following sentence to the end of the response to the noted question:

As a result, if the Fund converts to a closed-end fund, it is possible that shareholders who sell their shares before the award is recorded as an asset of the Fund may, but will not necessarily, benefit from the award.

22.	Staff Comment: The response to the question “Which shareholders will benefit from the award?” states that “If the Fund converts to a closed-end fund and its shares are listed on the NYSE or another national securities exchange, its shares will trade at prices determined by the market, and it is possible that market participants may assign a value to the judgment at a different time than the Fund records the judgment as an asset under GAAP and/or may assign a different value to the judgment.” Please explain whether the Fund believes that shareholders may experience a longer delay in recognizing the benefit of the award or the full value of the award if the Fund converts to a closed-end structure. If so, please explain the reason for these delays.

Response: The Fund does not believe that shareholders would experience a longer delay in recognizing the benefit of the award or the full value of the award if the Fund converts to a closed-end structure. As noted in response to comment 20, above, the Fund believes that conversion to a closed-end structure may allow shareholders who sell their shares before it is recorded as an asset of the Fund to benefit from the judgment.

23.	Staff Comment: The third sentence of the response to the question “Will the Fund trade at a premium or a discount after the conversion?” states that “Any such repurchases would be subject to the availability to the Fund of cash for such purchases, after consideration of reserves necessary for anticipated Fund expenses and contingencies.” If the Fund might potentially sell portfolio securities in order to generate cash for repurchases, please disclose that possibility.

Response: The Fund has revised the disclosure as follows:

Any such repurchases would be subject to the availability to the Fund of cash for such purchases, after consideration of reserves necessary for anticipated Fund expenses and contingencies, and the Fund may sell portfolio securities in order to generate cash for repurchases.

24.	Staff Comment: Please explain supplementally the authority under the 1940 Act on which the Fund expects to rely in order to conduct repurchases.

Response: The Fund expects to rely on Section 23(c)(1) of the 1940 Act, which generally permits a closed-end fund to conduct open market repurchases of its shares subject to other applicable law. As noted in the Proxy Statement, the Fund expects that its purchases will also qualify for the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934.

25.	Staff Comment: The response to the question “Can I purchase more shares of the Fund prior to the conversion?” states “the Fund reserves the right to halt or limit purchases at any time and for any length of time prior to the conversion.” Please explain why there is a need to convert the Fund to a closed-end structure if the Fund retains the power to halt or limit purchases at any time or for any length of time.

Response: The Board believes that it is in the best interests of the Fund’s shareholders to convert to a closed-end structure and list its shares on a national exchange because such a conversion and listing would provide liquidity to Fund shareholders to sell their shares at a price determined by the market, which the Fund believes will likely reflect the expected value of the award to the Fund. Accordingly, the Fund believes that the Proposal is more beneficial to shareholders than remaining in an open-end structure and simply halting additional purchases, which would not allow existing shareholders to sell their shares at a market price that incorporates the expected value of the award. Halting additional purchases while in an open-end structure could also increase the likelihood that the Fund would need to sell securities at times when it would not otherwise choose to do so in order to meet redemptions.

26.	Staff Comment: In the first paragraph of the section “Rationale for the Proposal” on page 1 and in the final paragraph of page 3, please consistently describe whether the Fund’s investment objective and strategy would remain “the same,” “substantially the same” or otherwise following the conversion. If there will be any differences to the investment objective and strategy following the conversion, please describe those differences.

Response: The Fund will clarify in each case that the Fund will have the same investment objective and principal investment strategies following the conversion, although its investments in illiquid securities will not be limited to 15% of its net assets at the time of investment.

27.	Staff Comment: Please disclose consistently whether the Fund expects to list its shares “on the New York Stock Exchange” or “on the New York Stock Exchange or another national securities exchange.”

Response: The disclosure will consistently state that the Fund expects to list its shares for trading on the New York Stock Exchange or another national securities exchange.

28.	Staff Comment: With reference to the section “Who is eligible to vote?” on page 3, please explain supplementally whether the activity of speculators gives rise to additional considerations with respect to the setting of the record date. If the Fund believes that the timing of the record date and the presence of speculators investing in the Fund, will have an impact on the vote please disclose that impact.

Response: The Fund’s Board has approved the filing of the proxy statement in an effort to mitigate the potential risk of dilution to existing shareholders. The Fund does not believe that potential activity by speculators gives rise to additional considerations with respect to setting the record date, except to the extent that it might suggest using the earliest possible record date in order to limit the impact of speculators on the vote. We believe the record date we have chosen represents the earliest practicable date.

29.	Staff Comment: (a) In the second sentence of the second paragraph of the introduction on page 3, please change the word “redeem” to “repurchase,” and include “subject to applicable regulatory requirements.” (b) Please also confirm whether there is a possibility that the Fund might not make repurchases and, if so, please state that possibility.

Response: (a) The requested change has been made. (b) The Fund has revised the disclosure as follows:

If shareholders approve the Proposal and the Fund converts to a closed-end fund structure, shareholders of the Fund would no longer have the right to cause the Fund to directly redeem their shares. Instead, the Fund would offer to ~~redeem~~repurchase shares at its discretion, subject to applicable regulatory requirements. Any such repurchases would be subject to the availability to the Fund of cash for such purchases, after consideration of reserves necessary for anticipated Fund expenses and contingencies, and will only be made when the Fund’s shares are trading at a discount to NAV. Accordingly, no assurance can be given as to the number of shares, if any, that will ultimately be repurchased by the Fund.

30.	Staff Comment: In the second-to-last paragraph on page 5, please clarify what will happen to current shareholders with different load structures if the Board takes action to combine the Fund’s existing share classes into a single class of common shares.

Response: In response to the Staff’s comment, the Fund has revised the noted disclosure as follows:

If the Fund’s shareholders approve the Proposal, the Board will take action to combine the outstanding classes of shares into a single class of common shares and list the common shares on a national securities exchange, expected to be the NYSE. Total annual fund operating expenses borne by all shareholders are expected to decrease upon the Fund’s conversion to a closed-end fund structure. Class A and Class C shares of the Fund are currently subject to distribution and/or service (12b-1)

fees at an annual rate of 0.35% and 0.85% of net assets, respectively. Common shares of the Fund, once transitioned to a closed-end fund structure, will not be subject to distribution and/or service (12b-1) fees and current Class A and Class C shareholders will no longer pay such fees following the conversion. In addition, shares that were subject to a contingent deferred sales charge prior to conversion will not be subject to such contingent deferred sales charges thereafter. Finally, transfer agency fees are expected to be reduced from an annual rate of 0.09% to 0.02% for all shareholders.

31.	Staff Comment: In the first paragraph on page 7, please remove the word “redeem.”

Response: The requested change has been made.

32.	Staff Comment: Please confirm supplementally that, prior to relying on Rule 23c-3 to conduct repurchases, the Fund would seek shareholder approval to adopt a fundamental policy under Rule 23c-3(b) or would limit its repurchase offers pursuant to Rule 23c-3 in accordance with the requirements of Rule 23c-3(c).

Response: The Fund confirms that, prior to relying on Rule 23c-3 under the 1940 Act to conduct repurchases, the Fund would seek shareholder approval to adopt a fundamental policy under Rule 23c-3(b) or would limit its repurchase offers pursuant to Rule 23c-3 in accordance with the requirements of Rule 23c-3(c).

33.	Staff Comment: Please confirm that the Fund will comply with all of the delivery requirements set forth in Rule 14a-16(n) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will not send shareholders a Notice of Internet Availability of Proxy Materials only. Further, if the Fund does not provide shareholders with a Notice of Internet Availability of Proxy Materials along with the Proxy Statement, please incorporate into the Proxy Statement and form of proxy the information required pursuant to Rules 14a-16(d) and 14a-16(n)(4) under the Exchange Act.

Response: The Fund confirms that it will comply with the delivery requirements set forth in Rule 14a-16(n) under the Exchange Act and has incorporated into the Proxy Statement and form of proxy the information required pursuant to Rules 14a-16(d) and 14a-16(n)(4) under the Exchange Act.

34.	Staff Comment: With reference to the second paragraph on page 9, please confirm that the calculation of the 0.1% limit on the Fund’s expenses associated with the Proposal is cumulative in nature and that the calculation will not be re-started if the scheduled meeting of shareholders is adjourned. If that is not the case, please disclose the non-cumulative nature of the expense limit.

Response: The Fund confirms that the calculation of the 0.1% limit on the Fund’s expenses associated with the Proposal is cumulative and includes expenses associated with any adjournments of the shareholder meeting.

35.	Staff Comment: With reference to the Share Ownership section on page 9, to the extent insiders have substantial share ownership in the Fund, please describe any conflicts that may result from such ownership.

Response: In response to the Staff’s comment, the Fund has included the following disclosure in a new section titled “Share Ownership—Conflicts of Interest:”

To the extent that Highland and its affiliates hold interests in the Fund, such persons may have a conflict of interest in voting on the Proposal, as fee revenues from a closed-end fund may be more predictable, and therefore more attractive to the investment adviser than those from an open-end fund.

36.	Staff Comment: Please ensure that the disclosure of the beneficial ownership of the Fund’s trustees and officers conforms to the requirements of Item 403(b) of Reg. S-K.

Response: The Fund has revised the applicable beneficial ownership information of the Fund’s trustees and officers to conform such disclosure to the requirements of Item 403(b) of Reg. S-K.

37.	Staff Comment: In the section “Additional Information about the Fund—Current Service Providers,” please provide the name and address of the fund’s administrator.

Response: The requested information has been added.

38.	Staff Comment: In the section “Additional Information about the Fund—Payments to Financial Intermediaries” please explain the basis of the calculation of the 0.25% payment that may be paid to broker-dealers and financial intermediaries.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure as follows:

The Adviser intends to pay broker-dealers and financial intermediaries at a rate of 0.25% (25 basis points) of the total value of Fund shares held by customers of such broker-dealers and financial intermediaries as of the conversion and maintained thereafter. Such payment will be paid each~~per~~ year for a period of 5 years following the conversion to compensate them for services they provide to their clients that have invested in the Fund and that continue to hold such investments through the conversion of the Fund to a closed-end fund structure.

39.	Staff Comment: Please confirm that the Fund will provide a toll-free telephone number or self-addressed, postage paid card that can be used by investors who wish to request a copy of the Fund’s shareholder report.

Response: The Fund will provide a toll-free telephone number in the Proxy Statement for investors who wish to request a copy of the Fund’s shareholder report.

40.	Staff Comment: Please supplementally explain how and when the Fund intends to update its registration statement if the conversion is approved by shareholders and the Fund is accepted for listing on a national securities exchange.

Response: The Fund expects to register its shares under the Securities Exchange Act of 1934 pursuant to a Form 8-A in connection with the listing of its shares on an exchange. The Fund does not intend to make further updates to its registration statement on Form N-1A following its conversion to a closed-end fund. The Fund intends to file a registration statement on Form N-2 and to include in its annual reports to shareholders the information specified in Rule 8b-16(b) under the 1940 Act.

*        *        *

Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 235-4636 or to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Jessica Reece

Jessica Reece

Enclosures

cc: Dustin Norris
Brian McCabe, Esq.